Exhibit A

Husky Reveals Growth Portfolio and Reaffirms Balanced Growth Strategy

•	At its Investor Day, Husky Energy will showcase an expanded portfolio of high return, long-life projects.

•	Since 2010 the growth portfolio has expanded from just five projects to more than 50, balanced over the near, mid and long term.

•	A key component is a pipeline of heavy oil thermal projects, that is expected to see thermal production double by the end of the decade from over 40,000 barrels per day (bbls/day) today.

•	The slate of projects is designed to generate steady, predictable earnings and production growth. Production is now expected to increase from 301,500 barrels of oil equivalent per day (boe/day) in 2012 to approximately 385,000 to 440,000 boe/day in 2017, with continued growth forecast beyond 2017.

Calgary, Alberta (June 4, 2014) – Husky Energy is advancing a greatly expanded portfolio of longer-wavelength projects to deliver steady, reliable growth and improve its quality of returns.

In a period when many in the industry are retooling strategies and cutting programs, Husky is in a position where it can maintain its current capital spending profile while delivering higher quality earnings, production and cash flow growth.

“In 2010 our portfolio essentially consisted of five projects, heavily weighted towards the long term,” said CEO Asim Ghosh. “Since that time, we have drilled into our portfolio to bring forward a steady pipeline of high return, long-life projects that give us significant flexibility in how we can shape and time our growth.”

Production is on pace to increase from 312,000 boe/day in 2013 to the guidance range of 330,000 to 355,000 boe/day for 2014. Capital expenditures are expected to be about $5 billion this year, in line with the December 2013 guidance and take into account the securing of a rig to conduct exploration and evaluation activities in the Flemish Pass Basin beginning in the fall.

The Company remains confident with the five-year targets set out in December of 2012, and with the rich queue of projects added to its portfolio the stage is set to continue the track record of sustained growth and higher quality earnings in the years beyond.

2012 – 2017 Targets

Production	5-8% compound annual growth (CAGR)

Cash flow from operations	6-8% CAGR

Reserves	Average annual reserves replacement ratio > 140%

Return on Capital in Use	14-15%

Return on Capital Employed	11-12%

Project Portfolio Highlights 2014-2020+

Near-Term (2014-2016)	Mid-Term (2017-2019)	Long-Term (2020+)
Sandall Thermal	Pikes Peak North Thermal	Lloyd 3 Thermal
Rush Lake Thermal	Rush Lake 2 Thermal	McMullen 2 Thermal
Edam West Thermal	Lloyd 1 Thermal	Sunrise Energy Project Phase 2B
Edam East Thermal	Lloyd 2 Thermal	Bay du Nord
Vawn Thermal	McMullen 1 Thermal	Harpoon
South White Rose	Heavy Oil Pipeline Expansion	Mizzen
N. Amethyst Hibernia	S.W. Sask. Multi-zone	Saleski
Sunrise Energy Project Phase 1	Lima Refinery Heavy Oil Project	Horn River Muskwa
Wapiti Cardium	Liuhua 29-1	Wild River Duvernay
Ansell Cardium	West White Rose	White Rose Gas
Ansell Wilrich	Sunrise Energy Project Phase 2A	Heavy Oil Cold EOR
Kaybob Duvernay	Rainbow Muskwa	Slater River NWT
Oungre Bakken	Sinclair Montney	Sunrise Future Phases
Viking (various)	Kakwa Montney	Five Indonesia Discoveries
Kakwa Wilrich	Madura BD	Graham Montney
Liwan 3-1	Madura MDA	Cypress Montney
Liuhua 34-2	Madura MBH
Toledo Recycle Gas Compressor
Hardisty and Patoka Expansion

Investor Day

Asim Ghosh and members of the Husky Energy management team will provide further details on the Company’s strategic initiatives and growth plans at Investor Day, scheduled for 9 a.m. (EST) on Wednesday, June 4, 2014 in Toronto, Ontario, Canada. Presentations will be webcast and links will be available on June 4 at www.huskyenergy.com or directly at: http://services.choruscall.ca/links/husky140604.html

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENT

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended.

The forward-looking statements contained in this news release are forward-looking and not historical facts. Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•	With respect to the business, operations and results of the Company generally: anticipated timing and volumes of production growth from the Company’s properties; the Company’s 2014 production guidance; anticipated 2014 capital expenditures; the Company’s near, mid and long-term queue of projects; five-year targets for production, cash flow from operations, reserve replacement ratio, return on capital in use, and return on capital employed; and

•	With respect to the Company’s Heavy Oil properties: estimated timing and volume of production growth from the Company’s thermal projects.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Non-GAAP Measures

This news release contains certain terms which do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measurements are used to enhance the Company’s reported financial performance or position. With the exception of net operating earnings and cash flow from operations, there are no comparable measures to these non-GAAP measures in accordance with IFRS. These non-GAAP measurements are considered to be useful as complementary measurements in assessing Husky’s financial performance, efficiency and liquidity. These terms include:

•	Cash Flow from Operations, which should not be considered an alternative to, or more meaningful than “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Cash flow from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. Husky’s determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation, amortization and impairment, exploration and evaluation expense, deferred income taxes, foreign exchange, gain or loss on sale of assets and other non-cash items.

•	Compound Annual Growth Rate (“CAGR”) measures the year-over-year growth rate over a specified period of time. CAGR is presented in Husky’s financial reports to assist management in analyzing longer-term performance. CAGR is calculated by taking the nth root of the total percentage growth rate, where n is the number of years in the period being considered.

•	Return on Capital Employed (“ROCE”) measures the return earned on long-term capital sources such as long-term liabilities and shareholder equity. ROCE is presented in Husky’s financial reports to assist management in analyzing shareholder value. ROCE equals net earnings plus after-tax finance expense divided by the two-year average of long-term debt including long-term debt due within one year plus shareholders’ equity. Return on capital employed was adjusted for an after-tax impairment charge on property, plant and equipment of $204 million for the year ended December 31, 2013. Return on capital employed, based on the calculation used in prior periods for the year ended December 31, 2013, was 7.9%.

•	Return on Capital in Use (“ROCU”) measures the return earned on those portions of long-term capital sources such as long-term liabilities and shareholder equity that are currently generating cash flows. ROCU is presented in Husky’s financial reports to assist management in analyzing shareholder value and return on capital. ROCU equals net earnings plus after-tax interest expense divided by the two-year average of long term debt including long-term debt due within one year plus shareholders’ equity less any capital invested in assets that that are not generating cash flows. Return on capital in use was adjusted for an after-tax impairment charge on property, plant and equipment of $204 million for the year ended December 31, 2013. Return on capital in use based on the calculation used in prior periods for the year ended December 31, 2013 was 11.3%.

Disclosure of Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

Reserve replacement ratios for a given period are determined by taking the Company’s incremental proved reserve additions for that period divided by the Company’s upstream gross production for the same period. Forecast reserve replacement ratios for a given period are calculated by taking the forecast proved reserve additions for those periods divided by the forecast gross production for the same periods.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise directed.